

February 6, 2015

Via E-Mail
Hussein A. Enan
Chief Executive Officer
Internet Patents Corporation
101 Parkshore Drive, Suite 100
Folsom, California 95630

   Re: Internet Patents Corporation
      Amendment No. 1 to Registration Statement on Form S-4
      Filed January 27, 2015
      File No. 333-201323

Dear Mr. Enan:

  We have reviewed your amended registration statement and have the following comment.

General

1. We note your revisions in response to prior comment 1 of our letter dated January 21, 2015. It appears that the stock price range used to estimate the stock consideration per unit to Prism members does not reflect lower historical stock prices both prior to and subsequent to the range dates of January 15 - 22, 2015 used in your example. Please tell us what consideration you gave to expanding your disclosure regarding the extent to which variations in the actual per share price prior to the date to be used to determine the actual consideration might materially impact the payout amount. To the extent you revise your disclosure in this regard, consider providing, in tabular format, additional examples of the potential consideration based on a range using both low and high stock prices within the relevant period. In addition, with respect to the potential earnout payments, ensure that statements relating to the potential consideration and any illustrative examples used reflect the possibility that there may be no earnout payments.

  You may contact the Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or, in her absence, the undersigned at (202) 551-3462 with any questions.

       Sincerely,

       /s/ Mark P. Shuman

       Mark P. Shuman
       Branch Chief – Legal

cc: Via E-Mail
  Karen K. Dreyfus, Esq.
  Sidley Austin LLP